UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                            Nu Skin Enterprises, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   67018T-10-5
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                              Steven J. Lund

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                              Steven J. Lund        :  United States of America

                    5     SOLE VOTING POWER
  NUMBER OF                   Steven J. Lund        : 1,716,349 **SEE ITEM 4
   SHARES
BENEFICIALLY        6     SHARED VOTING POWER
  OWNED BY                    Steven J. Lund        : 1,794,156 **SEE ITEM 4
    EACH
 REPORTING          7     SOLE DISPOSITIVE POWER
PERSON WITH:                  Steven J. Lund        : 1,716,349 **SEE ITEM 4

                    8     SHARED DISPOSITIVE POWER
                              Steven J. Lund        : 1,794,156 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              Steven J. Lund        : 3,510,505 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                            [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              Steven J. Lund        : 10.1%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                              Steven J. Lund        :  IN


                               Page 2 of 7 Pages

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
                              Kalleen Lund

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [ ]
                                                                        (b) [ ]

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION
                              Kalleen Lund          :  United States of America

                    5     SOLE VOTING POWER
  NUMBER OF                   Kalleen Lund          :  1,613,585 **SEE ITEM 4
   SHARES
BENEFICIALLY        6     SHARED VOTING POWER
  OWNED BY                    Kalleen Lund          :  180,571 **SEE ITEM 4
    EACH
  REPORTING         7     SOLE DISPOSITIVE POWER
 PERSON WITH                  Kalleen Lund          :  1,613,585 **SEE ITEM 4

                    8     SHARED DISPOSITIVE POWER
                              Kalleen Lund          :  180,571 **SEE ITEM 4

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              Kalleen Lund          :  1,794,156 **SEE ITEM 4

10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                            [ ]

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                              Kalleen Lund          : 5.4%

12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                              Kalleen Lund          :  IN

                         SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



Item 1

     (a) Name of Issuer

          The name of the issuer is Nu Skin  Enterprises,  Inc. (the  "Issuer").

     (b) Address of Issuer's Principal Executive Offices

          The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2

     (a)  Name of Person Filing

          This report is being filed by Steven J. Lund and Kalleen Lund, husband
          and  wife   (referred  to   individually  by  name  and  referred  to
          collectively as the "Reporting Persons").

     (b)  Address of Principal  Business  Office or, if none,  Residence

          The address of the Reporting Persons' principal business office is 75 West Center Street, Provo, Utah 84601.

     (c)  Citizenship The Reporting

          Persons are both citizens of the United  States of America.

     (d)  Title of Class of Securities

          This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

     (e)  CUSIP  Number

          The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.   Not applicable.

Item 4.   Ownership.

          Steven J. Lund

      (a) Steven J. Lund  beneficially owns or may be deemed to beneficially own 3,510,505 shares of Class A Common Stock as follows: 832,420 shares of Class A Common Stock, and 2,678,085 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Steven J. Lund is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 3,510,505 shares of Class A Common Stock referenced above: 353,710 shares of Class A Common Stock and 1,259,875 shares of Class B Common Stock held directly by his wife, Kalleen Lund; 50,000 shares of Class A Common Stock and 55,571 shares of Class B Common Stock held indirectly as a co-trustee for The Steven J. and Kalleen Lund Foundation; 75,000 shares of Class A Common Stock held indirectly as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust; and 102,763 shares of Class B Common Stock held indirectly as the sole trustee for The C and K Trust.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 2,678,085 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by him, Steven J. Lund would beneficially own or

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5

          may be deemed to beneficially own 3,510,505 shares of Class A Common Stock which would constitute 10.1% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 2,678,085 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, he would beneficially own or may be deemed to beneficially own 3,510,505 shares of Class A Common Stock which would constitute 0.6% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 2,678,085 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Steven J. Lund, he would beneficially own or be deemed to beneficially own 832,420 shares of Class A Common Stock and 2,678,085 shares of Class B Common Stock which would constitute 4.8% of the aggregate voting power of the Issuer and 4.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 1,362,639 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to vote or direct the vote, Steven J. Lund would have sole power to vote or direct the vote of 1,716,349 shares of Class A Common Stock as follows: 1,613,586 shares of Class A Common Stock held directly; and 102,763 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Trust.

          (ii) Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to vote or direct the vote, Steven J. Lund would have shared power to vote or direct the vote of 1,794,156 shares of Class A Common Stock as follows: 1,613,585 shares of Class A Common Stock held directly by his wife, Kalleen Lund; 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 1,362,639 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has sole power to dispose or direct the disposition, Steven J. Lund would have sole power to dispose or direct the disposition of 1,716,349 shares of Class A Common Stock as follows: 1,613,586 shares of Class A Common Stock held directly; and 102,763 shares of Class A Common Stock held indirectly as the sole trustee for The C and K Trust.

          (iv) Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Steven J. Lund, with respect to which he has shared power to dispose or direct the disposition, Steven J. Lund would have shared power to dispose or direct the disposition of 1,794,156 shares of Class A Common Stock as follows: 1,613,585 shares of Class A Common Stock held directly by his wife, Kalleen Lund; 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

          Kalleen Lund:

      (a) Kalleen Lund  beneficially  owns or may be deemed to  beneficially own 1,794,156 shares of Class A Common Stock as follows: 478,710 shares of Class A Common Stock and 1,315,446 shares of Class B Common Stock, which may be converted on a one-for-one basis at any time at the option of the holder. The filing of the above statement shall not be construed as an admission that Kalleen Lund is, for the purposes

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



          of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 1,794,156 shares of Class A Common Stock referenced above: 50,000 shares of Class A Common Stock and 55,571 shares of Class B Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and the 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,794,156 shares of Class A Common Stock which would constitute 5.4% of the number of shares of the then outstanding Class A Common Stock.

          Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,315,446 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, she would beneficially own or may be deemed to beneficially own 1,794,156 shares of Class A Common Stock which would constitute 0.3% of the aggregate voting power of the Issuer.

          Assuming no conversion of the outstanding 1,315,446 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kalleen Lund, she would beneficially own or be deemed to beneficially own 478,710 shares of Class A Common Stock and 1,315,446 shares of Class B Common Stock which would constitute 2.4% of the aggregate voting power of the Issuer and 2.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      (c) (i) Assuming conversion of all outstanding 1,259,875 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to vote or direct the vote, Kalleen Lund would have sole power to vote or direct the vote of 1,613,585 shares of Class A Common Stock held directly.

          (ii) Assuming conversion of all outstanding 55,571 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to vote or direct the vote, Kalleen Lund would have shared power to vote or direct the vote of 180,571 as follows: 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

          (iii) Assuming conversion of all outstanding 1,259,875 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has sole power to dispose or direct the disposition Kalleen Lund would have sole power to dispose or direct the disposition of 1,613,585 shares of Class A Common Stock held directly.

          (iv) Assuming conversion of all outstanding 55,571 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kalleen Lund, with respect to which she has shared power to dispose or direct the disposition, Kalleen Lund would have shared power to dispose or direct the disposition of 180,571 as follows: 105,571 shares of Class A Common Stock held indirectly as a co-trustee of The Steven J. and Kalleen Lund Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Steven and Kalleen Lund Fixed Charitable Trust.

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



Item 5.   Ownership of Five Percent or Less of a Class

          Not  applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

          Not  applicable.

Item 8.   Identification  and classification of Members of the Group

          Not applicable.

Item 9.   Notice of Dissolution of Group Not  applicable.

Item 10.  Certification

          Not applicable.

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

                        SCHEDULE 13G/A (AMENDMENT NO. 3)
                              CUSIP NO. 67018T-10-5



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Steven J. Lund
                                        By: Steven J. Lund
                                        Dated: February 10, 2000



                                        /s/ Kalleen Lund
                                        By: Kalleen Lund
                                        Dated: February 10, 2000